Michael A. Feinstein, M.D.
Chairman and Chief Executive Officer
Nocopi Technologies, Inc.
9C Portland Road
West Conshohocken, PA 19428
September 16, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel

Re:	Nocopi Technologies, Inc.
Form 10-KSB for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
File No. 0-20333
Dear Ms. Cvrkel:
On behalf of Nocopi Technologies, Inc. (the “Company”), this letter responds to your comment letter dated September 4, 2008 concerning the Company’s response letter dated July 7, 2008 in regards to the above-referenced filing (the “Company Response Letter”).
In connection with the submission of the Company Response Letter, the Company hereby acknowledges that:
     1. the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, or have any additional questions or comments, please contact me at 610.834.9600.

Best regards,
/s/ Michael A. Feinstein, M.D.
Michael A. Feinstein, M.D.
Chairman and Chief Executive Officer

cc:	Rudolph A. Lutterschmidt, Chief Financial Officer Effie Simpson Jean Yu